

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2022

Louis R. Brothers
Chief Executive Officer
BigBear.ai Holdings, Inc.
6811 Benjamin Franklin Drive, Suite 200
Columbia, Maryland 21046

> **Re: BigBear.ai Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 21, 2022**
> **File No. 333-265746**

Dear Dr. Brothers:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and, as appropriate, amending your registration statement. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-1

General

1. We note that you are registering for resale all 113,250,000 common shares held by your controlling shareholder, AE Industrial Partners ("AE"). Given the nature of your offering, including the size of the offering relative to both the number of shares outstanding and number of shares held by non-affiliates, and your relationship with AE, please provide us with an analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i) as opposed to an indirect primary offering. In your analysis, please address your relationship with AE. For example, we note that AE played a significant role in coordinating the business combination of GigCapital4 and BigBear.ai Holdings LLC. We also note that a company owned by AE Partners is or was a customer and business partner of the company, and that there may be other affiliated relationships.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Joshua Shainess, Legal Branch Chief, at 202-551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Timothy Cruickshank, Esq.